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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON. D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                  COMMISSION FILE NUMBER 0-26096

(CHECK ONE)

( ) FORM 10-K AND FORM 10-KSB   ( ) FORM 11-K

( ) FORM 20-F  (X)  FORM 10-Q AND FORM 10-QSB   ( ) FORM N-SAR

FOR PERIOD ENDED -SEPTEMBER 30, 2002

                         PART 1 - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT:                     THE UNIMARK GROUP, INC.

FORMER NAME IF APPLICABLE:                   N/A

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:       124 MCMAKIN ROAD

CITY, STATE AND ZIP CODE:                    BARTONVILLE, TEXAS  76226

                        PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(X)      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

(X)      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(  )    (c)       The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-SQB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

                                                     SEE ATTACHMENT A

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         David E. Ziegler     (817)                      491-2992
         ----------------     -----                      --------

             (Name)         (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-SQB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

                                                                  (X) Yes ( ) No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  ( ) Yes (X) No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             The UniMark Group, Inc.

                  (Name or Registrant as Specified in Charter)

              Has caused this notification to be signed on behalf by the undersigned thereunto duly authorized.

Date:       November 15, 2002                 By:      /s/ David E. Ziegler

                                              Name:    David E. Ziegler
                                              Title:   Chief Financial Officer

                                    ATTENTION

              International misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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                                 ATTACHMENT "A"
                                 TO FORM 12b-25

The UniMark Group, Inc. (the "Company") hereby seeks relief pursuant to Rule 12b-25(b) of the filing deadline for its Form 10-Q. In order to properly prepare its consolidated financial statements and related footnotes for the quarterly period ended September 30, 2002, the Company is in need of additional time to complete the required information and documentation and prepare the required certifications and disclosures under the Sarbanes-Oxley legislation. Accordingly, the Company requests an extension of the filing deadline to November 19, 2002.


The Company currently anticipates the filing of its quarterly report on Form 10-Q to occur no later than 5 calendar days following the prescribed due date in accordance with Rule 12b-25.


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The information above contains certain statements that are 'forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "estimates", "will", "should", "plans", or "anticipates" or the negative thereof, or other variations thereon, or comparable terminology, or by discussions of strategy. Although the Company estimates that it will report a net loss based upon the financial information available to it, there can be no assurances that accounting adjustments for valuation allowances for receivables, inventory, deposits or plant and equipment, foreign taxes or currency translation losses would adversely impact the Company's current estimate.